Exhibit 99.1

Niu Technologies Provides Second Quarter 2022 Sales Volume Update

BEIJING, China, July 04, 2022 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the second quarter 2022.

	2Q 2022	2Q 2021	1H 2022	1H 2021
China Market	180,299	246,018	329,286	390,672
International Markets	28,558	6,980	43,230	11,975
Total	208,857	252,998	372,516	402,647

In the second quarter of 2022, NIU sold 208,857 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes, representing a 17.4% year-over-year decline. The number of units sold in China market was 180,299, a decrease of 26.7% from the corresponding period in 2021. The number of units sold in the international markets was 28,558, representing a 309.1% year-over-year increase. If not specified, the volume is compared on a year-over-year basis instead of on a quarter-over-quarter basis due to strong seasonality in the e-scooter market.

The decrease in China market was mainly due to retail traffic decline and logistic constraints caused by the COVID-related lockdowns in Shanghai, Beijing and other top tier cities, which traditionally contributed 35%-55% of our total domestic sales volume. Sporadic pandemic outbreaks in other parts of the country and increase of retail prices starting from April 1 also affected demands of our products in the second quarter. With the easing of pandemic control since June and the coming of peak sales season, we plan to launch a series of previously postponed new models and updated versions of our products in the coming quarters, and the pace of our new store opening will gradually return to normal.

The solid growth of the international markets was fueled by strong sales of our kick-scooters, which reached a record high of 20,868 units sold in the second quarter since its debut last year. The kick-scooter products were well received by our end customers and have been featured in the Amazon Electric Bicycles best seller list since April 2022. We will commence delivery of several new kick-scooter models and our first BQi e-bike model in the second half of this year. These new products will further establish NIU as a leading smart urban mobility solution provider that addresses and satisfies various user demands for commuting and travelling.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) four electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) one kick-scooter series, KQi, (iii) one high performance motorcycle series, RQi, (iv) one hybrid motorcycle series, YQi and (v) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Niu Technologies

E-mail: ir@niu.com